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                [American Real Estate Partners, L.P. Letterhead]


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

Contact:          Information Agent:
                  Beacon Hill Partners, Inc.
                  (212) 843-8500


              AN AFFILIATE OF AMERICAN REAL ESTATE PARTNERS, L.P.
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                            INITIATES TENDER OFFERS
                            -----------------------


Mount Kisco, N.Y., March 12, 1998 - American Real Estate Partners, L.P. (NYSE:
ACP) announced today that Olympia Investors, L.P., a Delaware limited partnership affiliated with American Real Estate Partners, L.P. is initiating tender offers (the "Offers") for units of limited partnership interest ("Units") in the following limited partnerships:

         Up to 160,000 Units of Integrated Resources High Equity Partners, Series 85 at a purchase price per Unit of $95.00;

         Up to 235,000 Units of High Equity Partners L.P. - Series 86 at a purchase price per Unit of $85.00; and

         Up to 148,500 Units of High Equity Partners L.P. - Series 88 at a purchase price per Unit of $117.00.

The Units sought constitute approximately 40% of the outstanding Units of each Partnership. The purpose of the Offers is to enable Olympia to acquire a significant interest in each Partnership for investment purposes. The Offers are not subject to financing.

American Real Estate Partners, L.P. is a master limited partnership primarily engaged in acquiring and managing real estate investments, with a primary focus on office, retail, industrial, hotel and residential properties.


                 100 South Bedford Road o Mount Kisco, NY 10549
                        914-242-7700 o 914-242-9282 (Fax)